FORM 6-K



                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


For the month of September, 2003

Commission File Number 1-12752


                               Glassworks of Chile
                (Translation of registrant's name into English)


                                  Hendaya 60
                                  Las Condes
                                Santiago, Chile
                   (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F /X/         Form 40-F / /

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

                              [Logo]Cristalchile

                                   NYSE: CGW
                               Santiago: CRISTALES
                              www.cristalchile.cl
                              -------------------


CONTACT IN SANTIAGO: Ricardo Dunner
Head of Investor Relations PH: (562) 787-8855
FAX: (562) 787-8800
EMAIL: rdunner@cristalchile.cl
       -----------------------


                             FOR IMMEDIATE RELEASE


               CRISTALERIAS DE CHILE REPORTS ITS RESULTS FOR
                       THIRD QUARTER AND NINE-MONTH
                      PERIOD ENDED SEPTEMBER 30, 2003


Santiago, Chile (November 14, 2003) - Cristalerias de Chile S.A. ("Cristalerias"), a Chilean conglomerate and the largest producer of glass containers in Chile, today announced its results for the third quarter and nine-month periods ended September 30, 2003. All figures have been prepared according to Chilean GAAP and are stated in constant Chilean Pesos and in US Dollars at Ch$660.97/US$1, the exchange rate at the close of September 30, 2003.

3Q03 HIGHLIGHTS (vs. 3Q02):
o  Consolidated sales increased 3.4%
o  Operating income down 11.6%
o  EBITDA down 7.1%
o Non-operating loss of Ch$11,517 million in 3Q03 compared to a Ch$4,178 million income in 3Q02.
o  Net loss of Ch$524 million, compared to Ch$12,772 million income in 3Q02.

YTD 2003 HIGHLIGHTS (vs. YTD 2002):
o  Consolidated sales increased 5.9%
o  Operating income down 10.2%
o  EBITDA down 6.0%
o Non-operating loss of Ch$21,364 million compared to a loss of Ch$4,340 million in 2002.
o Net income reached Ch$2,416 million compared to Ch$16,448 million reported in 2002.
o  Earnings Per ADR reached US$0.17


----------------------------------------------------------------------------------------
                               CONSOLIDATED REVENUE
----------------------------------------------------------------------------------------
                                                              3Q03 vs.
(in Ch$ millions)                       3Q03         3Q02        3Q02         YTD03

----------------------------------------------------------------------------------------
TOTAL REVENUE                           47,092      45,539        3.4%       123,648
----------------------------------------------------------------------------------------
   Cristalchile (glass containers)      21,175      19,606        8.0%       54,533
----------------------------------------------------------------------------------------
   Vina Santa Rita (wine)               20,191      21,127       -4.4%       54,682
----------------------------------------------------------------------------------------
   CIECSA (media)                       7,241       6,633         9.2%       18,762
----------------------------------------------------------------------------------------
   Adjustments                          1,515       1,827         N/A         4,329
----------------------------------------------------------------------------------------
                              RELATED COMPANIES
----------------------------------------------------------------------------------------
  Metropolis-Intercom (cable)          11,470      11,876        -3.4%       33,763
----------------------------------------------------------------------------------------
  Envases CMF (plastic containers)      8,891       9,115        -2.5%       25,035
----------------------------------------------------------------------------------------

                          THIRD QUARTER 2003 RESULTS

CONSOLIDATED RESULTS

During 3Q03, Cristalerias' total consolidated revenue reached Ch$47,092 million, a 3.4% increase versus 3Q02. Main factors behind this increase were improved sales in the glass container business (+8.0%) and CIECSA (+9.2%); partially offset by lower sales in Santa Rita (-4.4%). Adjustments for factors such as intercompany sales reached Ch$1,515 million during the quarter.

                            3Q03 Revenue Breakdown
                            ----------------------

Media   15%
Glass   44%
Wine    41%

Consolidated operating income decreased by 11.6% during the quarter, totaling Ch$11,565 million (US$17.5 million). This includes Ch$7,714 million from the glass container business, Ch$2,891 million from Santa Rita and Ch$954 million from CIECSA.

During the quarter, Cristalerias had a Ch$524 million (US$0.8 million) net loss, compared with a Ch$12,772 million (US$19.3 million) income in 3Q02. This is mainly explained by a non-operating loss of Ch$11,517 million (US$ 17.4 million) in 3Q03, compared to a non-operating income of Ch$4,178 million (US$6.3 million) in 3Q02. The latter is mainly explained by a Ch$7,828 million loss from exchange rate differences (Ch$8,658 million income in 3Q02). The net loss from subsidiaries that do not consolidate reached Ch$2,051 million (Ch$1,753 million loss in 3Q02), mainly due to a Ch$1,803 million loss from Cordillera Comunicaciones (Ch$1,897 million loss in 2002) and a Ch$248 million loss from Envases CMF (Ch$439 million income in 3Q02). The net loss from subsidiaries includes a Ch$1,046 million charge (Ch$1,041 million charge in 3Q02) corresponding to goodwill amortization, which does not constitute cash flow.

EBITDA: Operating cash generation decreased from Ch$16,613 million (US$25.1 million) in the 3Q02 to Ch$15,441 million (US$23.4 million) in the 3Q03. EBITDA margin for the quarter was 32.8% (36.5% in 3Q02).

The following analysis explains Cristalerias' results based on individual financial statements, as well as those of its main subsidiaries:

PACKAGING BUSINESS

Glass

Glass packaging sales during the quarter increased by 8.0% to Ch$21,175 million (US$32.0 million). Volume sales increased by 11.7%, totaling 73,856 tons. Wine bottle sales increased by 8.8% mainly due to an increase in export volumes. Beer bottle sales increased by 15.5%, due to higher sales of both returnable and one-way formats. Softdrink bottle sales increased by 1.3%, mainly due to the launching of a new 237cc crown-top returnable format. Containers for the food industry increased due to anticipated sales to a customer. Liquor bottle sales decreased by 4.3%, due to clients' inventory build-up during 3Q02.


-------------------------------------------------------------------------------
                                      GLASS
-------------------------------------------------------------------------------
                                                                   3Q03 vs.
                                          3Q03         3Q02          3Q02

-------------------------------------------------------------------------------
Net Sales (in Ch$ millions)              21,175       19,606          8.0%
-------------------------------------------------------------------------------
  Wine                                   13,416       12,332          8.8%
-------------------------------------------------------------------------------
  Beer                                    2,996        2,593         15.5%
-------------------------------------------------------------------------------
  Soft Drinks                             2,513        2,480          1.3%
-------------------------------------------------------------------------------
  Liquor                                  1,674        1,750         -4.3%
-------------------------------------------------------------------------------
  Food                                      480          380         26.3%
-------------------------------------------------------------------------------
  Pharmaceutical                             97           72         34.2%
-------------------------------------------------------------------------------
Volume in tons                           73,856       66,139         11.7%
-------------------------------------------------------------------------------

Operating income increased by 8.0% to reach Ch$7,714 million (US$11.7 million). Operating margins remained flat at 36.4% in 3Q03.

Results for 3Q03 include a non-operating loss of Ch$8,087 million (US$12.2 million), compared to a Ch$6,929 million (US$10.5 million) non-operating income in 3Q02. The Company registered a loss from exchange rate differences of Ch$6,302 million (Ch$6,803 million income in 3Q02) and a net loss from subsidiaries of Ch$893 million in 3Q03 (Ch$1,246 million income in 3Q02), mainly due to a lower income from Vina Santa Rita and a loss from Envases CMF.

EBITDA: Operating cash generation increased by 9.4% reaching Ch$10,367 million (US$15.7 million) in 3Q03. EBITDA margin was 49.0% (48.3% in 3Q02).

Plastic

During 3Q03, Envases CMF posted a Ch$496 million (US$ 0.8 million) net loss, compared to a Ch$879 million (US$ 1.3 million) net income in 3Q02. Total sales reached Ch$8,891 million (US$13.5 million), compared with Ch$9,115 million in 3Q02. Volumes decreased by 5.0%, reaching 5,691 tons, while prices increased by 2.4%. Operating income reached Ch$646 million, compared to Ch$1,148 million in 3Q02, due to higher raw material costs. The Company had a Ch$1,298 million non-operating loss (Ch$266 million non-operating loss in 3Q02) mainly due to a loss from exchange rate differences.

EBITDA: Operating cash generation reached Ch$1,773 million (US$2.7 million) in 3Q03, compared to Ch$2,267 million (US$3.4 million) in 3Q02. EBITDA margin was 19.9% (24.9% in 3Q02).

WINE BUSINESS

During 3Q03, Santa Rita's consolidated sales totaled Ch$20,191 million (US$30.5 million), compared to Ch$21,127 million (US$32.0 million) in 3Q02. The Company's profits came in at Ch$871 million (US$1.3 million), compared with Ch$4,120 million (US$6.2 million) in 3Q02, due to both lower operating and non-operating results, the latter including a loss from exchange rate differences.

In the domestic market, Santa Rita's volumes increased by 5.5% compared to 3Q02 due to an increase in market share. Prices fell by 6.0% in real terms as a result of sharp competition. These conditions led net sales in the domestic market to drop by 0.8%.

In the export market sales dropped by 5.5%, mainly due to lower sales to the North American and European markets as clients made stock adjustments. During the period, exports of US$15.0 million accounted for 51.6% of total revenues. The average price in Dollars per case in the export market reached US$33.9 (US$30.6 in 3Q02), compared with an industry average of US$23.55 (US$23.22 in 3Q02).

Operating income reached Ch$2,891 million, compared to Ch$4,312 million in 3Q02. Operating margin was 14.3% (20.4% in 3Q02).

EBITDA: Operating cash generation was Ch$3,906 million (US$5.9 million) during the quarter, compared to Ch$5,279 million in 3Q02. Accordingly, EBITDA margin was 19.3% (25.0% in 3Q02).


-------------------------------------------------------------------------------
                                  SANTA RITA
-------------------------------------------------------------------------------
                                                                       3Q03 vs.
                                               3Q03         3Q02         3Q02
-------------------------------------------------------------------------------
Net Sales (in Ch$ millions)                   20,191       21,127        -4.4%
-------------------------------------------------------------------------------
  Domestic                                     9,530        9,611        -0.8%
-------------------------------------------------------------------------------
  Exports                                     10,421       11,026        -5.5%
-------------------------------------------------------------------------------
  Others                                         240          490       -51.0%
-------------------------------------------------------------------------------
Volume
-------------------------------------------------------------------------------
  Exports (Th cases)                             444          484        -8.3%
-------------------------------------------------------------------------------
  Domestic (Th liters)                        18,910       17,923         5.5%
-------------------------------------------------------------------------------
Price per case - Export Mkt.( US$)              33.9         30.6        10.9%
-------------------------------------------------------------------------------
Avg. price per case - Domestic Mkt. (Ch$)      4,536        4,824        -6.0%
-------------------------------------------------------------------------------

MEDIA BUSINESS

Television Broadcasting, Financial Printed Press, and Other Media

During 3Q03, CIECSA reported a net income of Ch$751 million (US$1.1 million) compared to Ch$746 million (US$1.1 million) in 3Q02.

MEGA, CIECSA's main subsidiary, reached an average viewership share of 23.0% in 3Q03 (28.6% in 3Q02). Net sales increased by 8.8% in 3Q03 to reach Ch$7,192 million (US$10.9 million). MEGA had a Ch$952 million (US$1.4 million) operating income, compared to Ch$1,673 million in 3Q02, due to higher internal production that increased costs. Therefore, MEGA posted an Ch$817 million net income, compared to Ch$1,208 million net income in 3Q02.

                     Media Subsidiaries
                     ------------------

                            CGW

              98.5%                   99.9%
             CIECSA                Cristalchile
                                  Comunicaciones

             99.9%                    50.0%
             MEGA                   Cordillera
                                  Comunicaciones
             37.4%
              EL
             DIARIO                  95.6%
                                   Metropolis-
                                    Intercom

EBITDA: CIECSA's operating cash generation reached Ch$1,159 million (US$1.8 million) in 3Q03, compared to Ch$1,845 million (US$2.8 million) in 3Q02. EBITDA margin was 16.0% (27.8% in 3Q02).


Cable Television

Cristalchile Comunicaciones S.A. (Cristalerias' wholly-owned subsidiary), owner of 50% of Cordillera Comunicaciones Ltda., had a net loss of Ch$1,803 million (US$2.7 million) during the quarter compared to a net loss of Ch$1,872 (US$2.8 million) in 3Q02. Similarly, Cordillera Comunicaciones Ltda. (owner of 96% of Metropolis-Intercom S.A.) had a net loss of Ch$3,606 million (US$5.5 million) in 3Q03, compared to a net loss of Ch$3,795 million (US$5.7 million) in 3Q02. The aforementioned result includes a goodwill amortization charge of Ch$1,046 million (Ch$1,041 million in 3Q02).

During 3Q03 Metropolis-Intercom S.A. posted sales of Ch$11,470 million (US$17.4 million), compared to Ch$11,876 million (US$18.0 million) in 3Q02. At the operating level, the Company renegotiated programming costs with content providers. Metropolis-Intercom posted a net loss of Ch$2,580 million (US$3.9 million), compared to a net loss of Ch$2,721 million (US$4.1 million) in 3Q02. The latter includes Ch$3,409 million (US$5.2 million) depreciation charge, compared to Ch$3,015 million (US$4.6 million) charge in 3Q02, mainly coming from the HFC network bought in July 2000. The Company ended the period with 235,596 basic subscribers (238,839 in 3Q02), and 32,227 broad-band internet subscribers, 63.7% over 3Q02.


-------------------------------------------------------------------------------
                             METROPOLIS-INTERCOM
-------------------------------------------------------------------------------
                                                                   3Q03 vs.
                                  09/30/03        06/30/03           2Q03
-------------------------------------------------------------------------------
Basic Subscribers (1)              235,596         237,324           -0.7%
-------------------------------------------------------------------------------
Premium customers                   33,305          33,440           -0.4%
-------------------------------------------------------------------------------
Internet customers                  32,227          29,286           10.0%
-------------------------------------------------------------------------------
Home Passed                       1,187,296       1,172,109           1.3%
-------------------------------------------------------------------------------

                                                                   3Q03 vs.
                                     3Q03            3Q02            3Q02
-------------------------------------------------------------------------------
Sales (Ch$ Million)                 11,470          11,876          -3.4%
-------------------------------------------------------------------------------
Net Profit (loss) (Ch$ Million)    (2,580)         (2,721)           5.2%
-------------------------------------------------------------------------------
  (1) Includes Premium and Internet customers.

                9-MONTH PERIOD ENDED SEPTEMBER 30, 2003 RESULTS

CONSOLIDATED RESULTS

The Company consolidates its results with those of Vilna Santa Rita, CIECSA, Cristalchile Comunicaciones, Cristalchile Inversiones and Apoger. During the first nine months of 2003, Cristalerias' total consolidated revenue reached Ch$123,648 million (US$187.1 million), a 5.9% increase over 2002. The main factors behind this growth include improved sales in the glass container (+6.8%), media (+12.4%) and wine (+0.6%) businesses.

                            YTD03 Revenue Breakdown
                            -----------------------


Media      15%
Glass      42%
Wine       43%

Consolidated operating income totaled Ch$27,107 million (US$41.0 million), compared to Ch$30,178 million in 2002. This includes Ch$17,356 million from the glass container business, Ch$7,863 million from Santa Rita and Ch$1,808 million from CIECSA.

For the nine-month period ended on September 30, 2003, Cristalerias' net income was Ch$2,416 million (US$3.7 million), compared to Ch$16,448 million (US$24.9 million) in 2002. The Company had a non-operating loss of Ch$21,364 million (US$32.3 million), compared to a non-operating loss of Ch$4,340 million (US$6.6 million) in 2002. The latter is mainly explained by a loss from exchange differences of Ch$12,269 million in 2003, compared to an Ch$11,661 million income in 2002. The aforementioned was partially offset by a lower net loss from subsidiaries that do not consolidate of Ch$3,959 million (Ch$9,425 million loss in 2002), mainly due to improved results at Rayen Cura, Vilna Los Vascos and Envases CMF and a lower loss at Metropolis-Intercom. The net loss from subsidiaries includes a Ch$3,128 million charge (Ch$3,109 million charge in 2002) corresponding to goodwill amortization, which does not constitute cash flow.

EBITDA: Operating cash generation reached Ch$37,999 million (US$57.5 million), compared to Ch$40,439 million (US$61.2 million) in 2002. EBITDA margin was 30.7% (34.6% in 2002).

The following analysis explains Cristalerias' results based on individual financial statements, as well as those of its main subsidiaries:

PACKAGING BUSINESS

Glass

The Company had non-consolidated sales of Ch$54,533 million (US$82.5 million), 6.8% higher than in 2002. Volume sales increased by 6.7%, totaling 185,976 tons. Wine bottle sales increased by 6.6% during the period mainly due to an increase in wine export volumes. Beer bottle sales increased by 5.5% due to higher sales of one-way formats, partially compensated by lower sales of returnable formats. Soft drink bottle sales increased by 5.3% due to the launching of a 237cc crown-top returnable format. Liquor bottle sales increased by 15.2%, due to the launching of a 700cc format for a new pisco brand. Sales of containers for the food industry increased due to anticipated sales to a client.


-------------------------------------------------------------------------------
                                      GLASS
-------------------------------------------------------------------------------
                                                                    YTD03 vs.
                                          YTD03        YTD02          YTD02

-------------------------------------------------------------------------------
Net Sales (in Ch$ millions)              54,533       51,083          6.8%
-------------------------------------------------------------------------------
  Wine                                   34,734       32,596          6.6%
-------------------------------------------------------------------------------
  Beer                                    7,457        7,069          5.5%
-------------------------------------------------------------------------------
  Soft Drinks                             6,407        6,085          5.3%
-------------------------------------------------------------------------------
  Liquor                                  4,421        3,836         15.2%
-------------------------------------------------------------------------------
  Food                                    1,231        1,160          6.1%
-------------------------------------------------------------------------------
  Pharmaceutical                            283          337        -15.9%
-------------------------------------------------------------------------------
Volume in tons                          185,976      174,219          6.7%
-------------------------------------------------------------------------------

Operating income reached $17,356 million (US$26.3 million), compared to Ch$17,508 million (US$26.5 million) in 2002. Operating margin was 31.8% (34.3% in 2002). Higher costs of sales are due to products imported due to the reconstruction of furnace B.

Net earnings for the period include a non-operating loss of Ch$14,052 million (US$21.3 million), compared to a non-operating income of Ch$2,370 million (US$3.6 million) in 2002. During the period the Company registered a Ch$9,902 million loss from exchange rate differences (Ch$8,371 million income in 2002), a lower income from Santa Rita and CIECSA and higher interest expenses; partially compensated by a lower net loss from subsidiaries (Ch$1,587 million loss in 2003, Ch$3,783 million loss in 2002), due to better results at Cristalchile Inversiones (40% owner of Rayen Cura), Cristalchile Comunicaciones (50% owner of Metropolis-Intercom) and Envases CMF.

EBITDA: Operating cash generation reached Ch$24,652 million (US$37.3 million), compared to Ch$24,264 million (US$36.7 million) in 2002. EBITDA margin for the period was 45.2% (47.5% in 2002).

Plastic

During the first nine months of 2003, Envases CMF posted a Ch$713 million (US$1.1 million) net income in 2003 (Ch$464 million net income in 2002). Total sales reached Ch$25,035 million (US$37.9 million), compared with Ch$24,598 million (US$37.2 million) in 2002. Volumes increased by 0.4%, reaching 16,697 tons, while prices increased by 1.3%. Operating income reached Ch$2,237 million, 17.6% over 2002, due to higher operating efficiencies and a more profitable sales mix. The Company had a Ch$1,317 million non-operating loss (Ch$1,505 million non-operating loss in 2002).

EBITDA: Operating cash generation increased from Ch$5,154 million (US$7.8 million) in 2002 to Ch$5,625 million (US$8.5 million) during 2003. EBITDA margin increased to 22.5% (21.0% in 2002).

WINE BUSINESS

During the first nine months of 2003, Santa Rita's consolidated sales totaled Ch$54,682 million (US$82.7 million), flat compared with 2002. The Company's profits came in at Ch$3,735 million (US$5.7 million), compared to Ch$8,388 million (US$12.7 million) in 2002. These results are due to a decrease in both the operating but mainly the nonoperating result, that registered a loss from exchange rate differences.

In the domestic market, Santa Rita sales volumes were 1.9% higher than in 2002. Prices dropped by 4.4% in real terms as a result of strong competition. These conditions led net sales in the domestic market to drop by 2.6%.

During the period, exports at US$41.9 million accounted for 54.2% of total revenues (US$40.0 million in 2002). The average price in dollars per case reached US$33.0 (US$30.5 in 2002), compared with an industry average of US$23.6 (US$23.2 in 2002). Volumes in cases decreased by 3.2%.


-------------------------------------------------------------------------------
                                    SANTA RITA
-------------------------------------------------------------------------------
                                                                      YTD03 vs.
                                              YTD03        YTD02        YTD02

-------------------------------------------------------------------------------
Net Sales (in Ch$ millions)                   54,682       54,342         0.6%
-------------------------------------------------------------------------------
  Domestic                                    23,898       24,542        -2.6%
-------------------------------------------------------------------------------
  Export                                      29,658       28,495         4.1%
-------------------------------------------------------------------------------
  Others                                       1,126        1,305       -13.7%
-------------------------------------------------------------------------------
Volume
-------------------------------------------------------------------------------
  Exports (Th cases)                           1,269        1,311        -3.2%
-------------------------------------------------------------------------------
  Domestic (Th liters)                        48,140       47,238         1.9%
-------------------------------------------------------------------------------
Price per case - Export Mkt.( US$)              33.0         30.5         8.0%
-------------------------------------------------------------------------------
Avg. price per case - Domestic Mkt. (Ch$)      4,464        4,680        -4.4%
------------------------------------------------------------------------------


EBITDA: Operating cash generation reached Ch$10,857 million (US$16.4 million) in 2002, compared to Ch$12,001 million (US$18.2 million) in 2002. EBITDA margin was 19.9% (22.1% in 2002).

MEDIA BUSINESS

Television Broadcasting, Financial Printed Press and Other Media

During 2003, CIECSA reported a net profit of Ch826 million (US$1.2 million) compared to a net profit of Ch$1,063 million (US$1.6 million) in 2002.

MEGA, CIECSA's main subsidiary, reached an average viewership share of 23.0% during the period(1) (25.9% in 2002). The Company increased net sales by 11.9% reaching Ch$18,530 million (US$28.0 million). MEGA had a Ch$1,762 million operating income, compared to Ch$3,454 million operating income in 2002, as higher internal productions resulted in higher costs. Net income reached Ch$1,026 million (US$1.6 million), compared to Ch$1,729 million (US$2.6 illion) during 2002.

EBITDA: CIECSA's operating cash generation reached Ch$2,406 million
(US$3.6 million), compared to Ch$4,104 million (US$6.2 million) during 2002. EBITDA margin was 12.8% (24.6% in 2002).


Cable Television

Cristalchile Comunicaciones S.A. (Cristalerias wholly-owned subsidiary), owner of 50.0% of Cordillera Comunicaciones Ltda. had a net loss of Ch$5,250 million (US$7.9 million) during the period compared with a net loss of Ch$6,846 million (US$10.4 million) in 2002. Similarly, Cordillera Comunicaciones Ltda. (owner of 95.6% of Metropolis-Intercom S.A.) posted a net loss of Ch$10,498 million (US$15.9 million) in 2003, compared to a net loss of Ch$13,682 million (US$20.7 million) in 2002. The aforementioned result includes a goodwill amortization charge of Ch$3,128 million for the period (Ch$3,109 million in 2002).

-------------
1  Measured between 7:30AM and 1:30AM (i.e.: 18 hours daily) from Monday to
   Sunday.

During the first nine months of 2003 Metropolis-Intercom S.A. posted sales of Ch$33,763 million (US$51.1 million), compared to Ch$35,227 million in 2002. At operating level, the Company renegotiated programming costs with content providers. Metropolis-Intercom posted a net loss of Ch$7,394 million (US$11.2 million), compared to a net loss of Ch$10,525 million (US$15.9 million) in 2002. The latter includes a depreciation charge of Ch$10,040 million (US$15.2 million) compared to Ch$8,637 million (US$13.1 million) charge in 2002 coming mainly from the HFC network (acquired in July 2000). The Company ended the period with 235,596 basic subscribers (238,839 in 2002), and 32,227 broad-band internet subscribers, 63.7% over 2002.


-------------------------------------------------------------------------------
                           METROPOLIS-INTERCOM
-------------------------------------------------------------------------------
                                    09/30/03        12/31/02        % Change
-------------------------------------------------------------------------------
Basic Subscribers (1)               235,596         238,725           -1.3%
-------------------------------------------------------------------------------
Premium customers                    33,305          31,840            4.6%
-------------------------------------------------------------------------------
Internet customers                   32,227          23,559           36.8%
-------------------------------------------------------------------------------
Home Passed                       1,187,296       1,128,247            5.2%
-------------------------------------------------------------------------------

                                                                     YTD03 vs.
                                     YTD03           YTD02             YTD02
-------------------------------------------------------------------------------
Sales (Ch$ Million)                  33,763          35,227           -4.2%
-------------------------------------------------------------------------------
Net Profit (loss) (Ch$ Million)      (7,394)        (10,525)          29.7%
-------------------------------------------------------------------------------
   (1) Includes Premium and Internet customers.




                                  #############


This release may contain certain forward-looking statements (as that term is used in U.S. securities laws) regarding anticipated results of operations, financial condition, business operations or strategy of Cristalerias de Chile or its consolidated subsidiaries. Forward-looking statements may be identified by the use of words such as "anticipates," "believes," "expects," "predicts," "intends," "estimates," "should" or "may" or similar expressions relating to statements that are not of historical facts. Such forward-looking statements are believed to be reasonable, but are not guarantees of future performance. Actual results could vary from our objectives or expectations due to many factors including, among others, changes in consumer beverage preferences, new technologies, a downturn in the Chilean wine industry, significant disruption of the Chilean media market, the macroeconomic performance of Chile and the behavior of Latin American markets more generally.

[Logo] Cristalchile

                         CRISTALERIAS DE CHILE S.A.
                      CONSOLIDATED FINANCIAL STATEMENTS
   (Restated for general price-level changes and expressed in millions of
                   Chilean Pesos as of September 30, 2003)
                      1 US Dollar = 660.97 Chilean Pesos



BALANCE SHEET
                                                     As of September 30
                                                      2003       2002
ASSETS                                                MCh$       MCh$
-----------------------------------------


Cash, time deposits, marketable securities            82,159       99,290
Receivables                                           47,449       44,460
Inventories, net                                      36,489       35,406
Other current assets                                   5,502        3,203

TOTAL CURRENT ASSETS                                 171,599      182,359
NET P.P.&E.                                          138,676      130,156
Investment in related companies                      105,660      112,855
Long-term receivables                                  9,835       10,576
Goodwill on investments                                  827        1,320
Accounts receivable, related companies                     3            1
Others                                                25,183       29,468
TOTAL OTHER ASSETS                                   141,508      154,220

TOTAL ASSETS                                         451,782      466,735

LIABILITIES AND SHAREHOLDERS' EQUITY
-------------------------------------------------------------------------

Current portion of long-term &
  short-term debt                                     5,364        28,942
Dividends payable                                       506           553
Accounts and notes payable                           16,374        17,869
Provisions, withholdings, income taxes               17,799        16,294
Advances from customers                               4,919         2,836
TOTAL CURRENT LIABILITIES                            44,961        66,494
Long-term bank liabilities and bonds
  payable                                           129,095       115,676
Miscellaneous creditors                                 361         3,422
Provisions and others                                12,339         8,680
TOTAL LONG-TERM LIABILITIES                         141,794       127,778
MINORITY INTEREST                                    37,648        36,695
TOTAL SHAREHOLDERS' EQUITY                          227,380       235,769

TOTAL LIAB. & SHAREHOLDERS' EQUITY                  451,782       466,735




STATEMENT OF INCOME

                                                  9 month period               Third
                                                ended September 30            quarter
                                                  2003        2002          2003        2002
                                                  MCh$        MCh$          MCh$        MCh$


OPERATING RESULTS:
Net sales                                       123,648      116,809       47,092      45,539
Cost of sales                                   (78,108)     (68,640)     (29,080)    (25,928)
Selling and administrative expenses             (18,433)     (17,991)      (6,447)     (6,526)

OPERATING INCOME                                 27,107       30,178       11,565      13,085
NON-OPERATING RESULTS:
  Cordillera Comunicaciones Ltda                 (5,249)      (6,841)      (1,803)     (1,897)
  Editorial Zig-Zag                                (161)        (132)         (51)        (39)
  Vina Los Vascos S.A.                              478           63           81          (9)
  Rayen Cura S.A.I.C.                               717       (2,675)         (21)       (209)
  Envases CMF                                       357          232         (248)        439
  Ediciones Chiloe                                 (101)         (67)          (9)        (34)
  Others                                             (0)          (4)          (0)         (4)
Equity in net income related companies (net)     (3,959)      (9,425)      (2,051)     (1,753)

Interest income (expense) net                    (2,998)      (2,688)      (1,177)     (1,396)
Other nonrecurring income (net)                    (968)      (1,833)        (288)       (672)
Amortization of goodwill                           (464)        (475)        (146)       (176)
Price-level restatement                            (706)      (1,582)         (27)       (482)
Exchange Rate Variations                        (12,269)      11,661       (7,828)      8,658
NON-OPERATING INCOME                            (21,364)      (4,340)     (11,517)      4,178

Income tax                                       (1,590)      (5,282)        (161)     (2,476)
Extraordinary Items                                   -            -            -           -
Minority interest                                (1,737)      (4,108)        (410)     (2,014)

NET INCOME                                        2,416       16,448         (524)     12,772


[Logo] Cristalchile

                          CRISTALERIAS DE CHILE S.A.
                        INDIVIDUAL FINANCIAL STATEMENTS
   (Restated for general price-level changes and expressed in millions of
                   Chilean Pesos as of September 30, 2003)
                      1 US Dollar = 660.97 Chilean Pesos



BALANCE SHEET
                                                     As of September 30
                                                       2003         2002
ASSETS                                                 MCh$         MCh$
-------------------------------------

Cash, time deposits, marketable securities            64,873       76,386
Receivables                                           24,615       24,502
Inventories, net                                       5,660        5,301
Other current assets                                   2,303          966
TOTAL CURRENT ASSETS                                  97,452      107,155
NET P.P.&E.                                           78,831       70,414
Investment in related companies                      146,844      145,370
Long-term receivables                                    143          177
Goodwill on investments                                1,939        2,111
Accounts receivable, related companies                21,334       24,860
Others                                                12,227       14,240

TOTAL OTHER ASSETS                                   182,488      186,758

TOTAL ASSETS                                         358,770      364,327

LIABILITIES AND SHAREHOLDERS' EQUITY
-------------------------------------

Current portion of long-term debt                       912        22,791
Dividends payable                                       505           552
Accounts and notes payable                            6,352         4,071
Provisions, withholdings, income taxes               10,915         6,933
TOTAL CURRENT LIABILITIES                            18,683        34,347
Long-term bank liabilities and bonds payable        102,527        85,932
Miscellaneous creditors                                 169         1,067
Provisions                                            7,623         5,444
Others                                                2,388         1,767

TOTAL LONG-TERM LIABILITIES                         112,707        94,210
TOTAL SHAREHOLDERS' EQUITY                          227,380       235,769

TOTAL LIAB. & SHAREHOLDERS' EQUITY                  358,770       364,327


STATEMENT OF INCOME
                                                    9 month period                 Third
                                                  ended September 30               quarter
                                                    2003         2002        2003         2002
                                                    MCh$         MCh$        MCh$         MCh$

OPERATING RESULTS:
Net sales                                          54,533      51,083       21,175       19,606
Cost of sales                                     (33,262)    (29,421)     (12,055)     (10,688)
General and administrative expenses                (3,915)     (4,155)      (1,407)      (1,776)
OPERATING INCOME                                   17,356      17,508        7,714        7,143

NON-OPERATING RESULTS:
  Cristalchile Comunicaciones                      (5,250)     (6,846)      (1,803)      (1,901)
  S.A. Vina Santa Rita                              2,021       4,538          471        2,229
  Envases CMF S.A.                                    357         232         (248)         439
  Ciecsa S.A.                                         813       1,045          739          734
  Cristalchile Inversiones S.A.                       474      (2,752)         (52)        (258)
  Others                                               (1)          0           (0)           3
Equity in net income related companies (net)       (1,587)     (3,783)        (893)       1,246

Interest income (net)                              (1,663)     (1,388)        (723)        (884)
Other nonrecurring income (net)                      (339)        (58)         (89)          46
Amortization of goodwill                             (129)       (129)         (43)         (43)
Price-level restatement                              (432)       (642)         (36)        (239)
Exchange Rate Variations                           (9,902)      8,371       (6,302)       6,803
NON-OPERATING INCOME                              (14,052)      2,370       (8,087)       6,929

Income tax                                           (888)     (3,430)        (151)      (1,299)
Amortization of negative goodwill                       -           -            -            -
Extraordinary Items                                     -           -            -            -
NET INCOME                                          2,416      16,448         (524)      12,772


SALES VOLUME                                       Th Tons      Th Tons     Th Tons     Th Tons

Glass sales in Th tons                              186.0        174.2        73.9        66.1


                                  Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 Glassworks of Chile
                                 (Registrant)

                                 By: Benito Bustamante C.
                                     --------------------
                                     Benito Bustamante C.
                                     Controller



Date:  September, 2003